UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Schedule 13G
Under the Securities Exchange Act of 1934

FlexShopper, Inc
(Name of Issuer)
Common Stock
(Title of Class of Securities)
33939J303
(CUSIP Number)
Septmber 25, 2018
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[_]	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 290846203
1.	Names of Reporting Persons
	Laurence W. Lytton

2.	Check the Appropriate Box if a Member of a Group

	Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization

	USA

Number of
Shares Beneficially Owned By
Each Reporting Person With
5.	Sole Voting Power	900,000 (2)


6.	Shared Voting Power


7.	Sole Dispositive Power  900,000 (2)


8.	Shared Dispositive Power


9.	Aggregate Amount Beneficially Owned by Each Reporting Person
		900,000 (2)


10.	Check if the Aggregate Amount in Row (9) Excludes Certain
	Shares (See Instructions)	[_]

	Not Applicable

11.	Percent of Class Represented by Amount in Row (9)
		5.8% (1) (2)

    (1) based on 15,469,501 shares outstanding as of September 25, 2018, as reported in the company prospectus filed on September 25, 2018.

    (2) Excludes 450,000 shares of Common Stock underlying certain warrants that are not exercisable due to the exercise limitation, which provides that the warrants may not be exercised if, after such exercise, the Reporting Persons or affiliates of the Reporting Persons would beneficially own more than 4.99% of the number of shares of Common Stock outstanding.

12.	Type of Reporting Person (See
	Instructions)

		IN

Item 1.
(a)	Name of Issuer   FlexShopper, Inc.
(b)	Address of Issuer's Principal Executive Offices

	72700 North Military Trail
        Suite 200
        Boca Raton, FL 33431

Item 2.

(a)	Name of Person Filing

	Laurence W. Lytton
(b)	Address of Principal Business Office, or if none, Residence

	467 CPW  NY, NY  10025

(c)	Citizenship

	USA
(d)	Title of Class of Securities

	Common Stock
(e)	CUSIP Number

	33939J303
Item 3.	    not applicable


Item 4.	Ownership.
		Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:  900,000

	(b)	Percent of class: 5.8%

	(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote  		900,000 (2)

	(ii)	Shared power to vote or to direct the vote

	(iii)	Sole power to dispose or to direct the disposition of  	900,000 (2)

	(iv)	Shared power to dispose or to direct the disposition of


Item 5.	Ownership of Five Percent or Less of a Class.
	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [_].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
	not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on by the Parent Holding Company.
		Not Applicable

Item 8.	Identification and Classification of Members of the Group.
		Not Applicable
Item 9.	Notice of Dissolution of Group.
		Not Applicable

Item 10.	Certifications.
	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
      ________10/04/18____________________________
      Date
      ____s/ Laurence W. Lytton____________________________
      Signature
      _____Laurence W. Lytton___________________________
      Name/Title